Exhibit (a)(1)(F)

Notice to Eligible Employees Regarding Expiration of Offering Period

To:	Eligible Employees

From:	Frank Grillo

Date:	[December 7, 2018]

Subject:	Expiration of AirXpander’s Stock Option Exchange Program

As of [9:00 p.m., Pacific Time, on December 6, 2018], we closed the AirXpanders, Inc. (“AirXpanders”) Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer”). If you were an eligible employee of the Offer who properly elected to participate in the Offer by exchanging some or all of your eligible option grants in the Offer and did so on or before the expiration of the Offer, your elected eligible option grants have been accepted for participation in the Offer. As of today, exchanged options have been cancelled and you no longer have any rights with respect to the exchanged options. You have been granted new stock options in exchange for your cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, you will receive option agreement(s) for your new options that have been granted to you in the Offer in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Scott Murcray, CFO, at smurcray@airxpanders.com or by phone at +1 650 282 8106.